KarbonPay

Automatically process gross-to-net calculations for payroll in multiple countries

Seed Round Raise

Live Customers: 50+ companies

~ 1,100 active users

> 100% growth MoM


KarbonPay
Global Payroll Made Easy

Problem

- ## Calculations

  are at the center of payroll operations

- ## Existing Technology

  comes up short for companies running payroll across multiple countries

- ## Wasted dollars

  are being spent on ineffective payroll processes

Automate calculations

that were previously outsourced

Increase productivity

with meaningful technology

Save Money

with a process that works

Solution

A cloud-based web platform where companies can calculate accurate payroll data across multiple countries

Market Validation

Amid the COVID-19 crisis, the global market for payroll outsourcing services is US $21.6bn



$40bn
$30bn
$20bn
$10bn
$0bn
2020
2021
2022
2023
2024
2025
2026
2027

Projected to reach US$38.4bn by 2027 w CAGR of 3.5% 2020 - 2027

Source: 'Research and Markets'

Market Trends

With the increasing demand for cost reduction and time efficiency by SMEs and MNCs, MCPO* has emerged as a trend, growing at a rate of approximately 20 percent.

Buyers' increasing interest in self-service platforms, which leads to easier access to employee data and thus better employee satisfaction, is driving the growth of technology adoption.

Latin America and APAC perceive the adoption of cloud-based services as a way to leap ahead of their competitors on technological grounds.

Source: Beroe

*MCPO: Multi-Country Payroll Outsourcing

Market Trends continued...

Global payroll trends include Bundling Payroll Services, Multi-Country Payroll Outsourcing, Process Automation and Adoption of Cloud-Based Services.

Outsourcing payroll can reduce expenses by approximately 20 percent.

Companies processing payroll in-house due to the risk of compromising confidential data, are being offered partial/hybrid payroll solutions by suppliers.

Source: Beroe

Market Drivers

Cost savings

Outsourcing payroll leads to the reduction or control of expenditure by avoiding the hiring of new staff and technology-driven cost.

Rising demand for MCPO

Increasing ability of single vendors to handle payroll across countries.

Better Compliance

Outsourcing helps the buyer to stay updated with the changes in payroll regulatory legislations, especially in a global environment.

Tech Advantage

Governments' adoption of e-filings and digital services is driving the growth of cloud-based payroll services.

Source: Beroe

Product

Add locations → Enter payroll data → Calculate gross-to-net



Locations
John Smith
Pay Run

Traction


1,250
1,000
750
500
250
0
Active Monthly Users
Month 1
Month 2
Month 3
Month 4

Business Model

Single-country

Monthly base fee: $10 - $50
Monthly per head charge: $0.50 - $20

Example: Mexican customer with 45 heads:
Monthly base: $45
Monthly headcount: $5 x 45 = $225
MRR: $270

Multi-country

Monthly base fee: $100 per country
Monthly per head charge: $30

Example: US customer with 95 heads in 3 countries:
Monthly base: $300
Monthly headcount: $30 x 95 = $2,850
MRR: $3,150

*We charge add-on fees for local tax submission services

Route to Market

Accountants

with preferred pricing and certified partner status

Partnerships

with services companies (e.g. Blueback Global)

Fingo HR

both founded by Brad, Fingo HR has a network of customers + partners

Integrations

PEO's / EOR's, Xero, QuickBooks

Competition


Multi-Country
Workday
ADP
PeopleSoft
Ceridian
SAP
Sage
KarbonPay
SimplePay
Manual
Automation
Paycor
Bamboo HR
Sure Payroll
Gusto
Rippling
Excel
Patriot
Zenefits
Single-Country

Competitive Advantages

Ease of Use

KarbonPay is designed so that anyone can run a compliant, complex payroll

Technical Complexity

Building automated payroll calculations is not for the faint-of-heart. This is not a fad business

Reseller Incentive

Partnerships with accountants, PEO's et al will embed us into organizations' operations

Fresh Technology

We're not bogged down by trying to make old legacy technology work

"We're building a brand that reflects the modern-day movement toward cloud-technology along with an unparalleled focus on data security in the payroll industry."

The Team



Brad Price
Founder

Kieran Rosenberg
Quality Assurance





Darius Franken
Lead Developer

Rob Kleifgen
CFO





George Greyling
Software Developer

Gareth Price
Payroll Expert



Funding needs

We're raising $1,070,000

Traction

Live Customers: 50+ companies
~ 1,100 active users
> 100% growth MoM

- UX / UI
- Application security
- Legal
- Sales & Marketing
- Software Development
- Salaries
- R&D